

Via U.S. Mail and Facsimile (202/857-6395)

March 28, 2011

Joel S. Kress
Executive Vice President – Business and Legal Affairs
ICON Capital Corp.
100 Fifth Avenue, Fourth Floor
New York, New York 10011

> **Re: ICON ECI Fund Fifteen, L.P.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 15, 2011**
> **File No. 333-169794**

Dear Mr. Kress:

We have reviewed your registration statement and have the following comment.

<u>General</u>

1. Please note that we have referred your filing to the Division of Investment Management for their review of your response to comment one of our letter dated February 28, 2011. We may have further after their review of your filing is completed.

You may contact Melinda Hooker, Staff Accountant at (202) 551-3732 or, in her absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Deborah Froling, Esq. (*Via Facsimile 202/857-6395*)
Arent Fox LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036